Exhibit 99.6

Earnings call

Infosys Earnings Call

Q2 FY 2019 October 16, 2018

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer and Whole-time Director

M.D. Ranganath

Chief Financial Officer

Mohit Joshi

President, Head - Banking, Financial Services & Insurance (BFSI), Healthcare and Life Sciences, Head - Infosys Brazil and Infosys Mexico

Ravi Kumar

President and Deputy COO

INVESTORS

Moshe Katri

Wedbush Securities

Yogesh Agarwal

HSBC

Sandeep Shah

CGS CIMB

Joseph Foresi

Cantor Fitzgerald

Ashish Chopra

Motilal Oswal Securities

Surendra Goyal

Citigroup

Viju George

JP Morgan

Ankur Rudra

CLSA

Bryan Bergin

Cowen

Moderator

Ladies and gentlemen, good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode. There will be an opportunity for you to ask questions, after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing “*” then “0” on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Mr. Sandeep Mahindroo. Thank you, and over to you, Sir!

Sandeep Mahindroo

Hello everyone and welcome to Infosys’ earnings call to discuss Q2 FY 2019 Earnings. I am Sandeep from the Investor Relations team in Bangalore. Joining us today on this call is our CEO and MD, Salil Parekh; COO, Pravin Rao; CFO, M.D. Ranganath; Presidents and other members of the senior management team.

We will start the call with some remarks on the performance of the company during the quarter by Mr. Parekh followed by comments by Pravin Rao, Ranganath, subsequent to which we will open up the call for questions.

Please note that anything which we say, which refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.

I would now like to pass it on to Mr. Parekh.

Salil Parekh

Good evening and good morning to everyone on the call. Thank you for joining us. I am delighted to share with you our results. We had a strong quarter in Q2. Our growth in Q2 was broad-based across all business segments, geographies and service lines. Our large deal wins were strong at over $2 bn with over 60% net-new. On a constant currency basis, our revenue growth quarter-to-quarter was a robust 4.2%. Our digital revenue growth was 13.5% QoQ and 33.5% YoY on a constant currency basis. Our digital business is now 31% of our overall business.

Within digital, we see strong demand especially in Cloud, IoT, Cyber and Data and Analytics. Our operating margin for Q2 was at 23.7%. Our financial services business grew well 5.8% QoQ, retail at 5.9%, manufacturing at 4.8% in constant currency terms. Several of our sectors are growing over 10% YoY. In fact, in financial services we saw improving demand trends in the US in Q2.

We see a strong growth in our business process management, cloud infrastructure services and data analytics service lines. Our large client growth was strong with our Top 10 clients growing at 5% QoQ in constant currency higher than the company overall. The demand environment looks stable across US, Continental Europe, UK and Australia.

We are continuing our investments in Agile, in Digital Automation, Artificial Intelligence and also in our people via training and compensation. Overall, we feel positive that our strategy of Agile Digital and Automation and AI in core services is resonating well with our clients and building more relevance for us with them.

The first step of our three-year transformation program is being put in place and are starting to show traction. With this strong quarter, we remain on track for our guidance for constant currency growth of 6% to 8% for full year and operating margin guidance of 22% to 24%. With that let me hand it over to Pravin for a few remarks.

Pravin Rao

As Salil said we had a good quarter both in terms of performance as well as deal wins. We had 12 large deal wins during the quarter with a TCV of $2.03 bn. 7 of the 12 deals were in Americas, 4 in Europe and 1 in Rest of the World. 3 deals were in financial services and manufacturing vertical, 2 in hi-tech vertical and 1 each in retail, communications, EURS and Others verticals.

Volume grew by 2.8% and realization in constant currency terms also improved by 0.9% sequentially. Utilization excluding trainees was 85.6%. Attrition declined marginally to 19.9% on a standalone basis and 22.2% on a consolidated basis. We are taking specific measures to bring this down further. In Q2 we have added 19,721 professionals on a gross basis.

Now let me comment on a few of the business segments. Performance in Financial services improved in line with our expectations as client specific issues abated to a large extent. After declining for the last two to three quarters, growth returned in top accounts in the America and spending was broad based helped by tax cuts and rising interest rates. Spending by US banks is expected to continue for the next few quarters. Clients continue to increase spending in digital, data and cloud. Our provocative efforts have resulted in a large digital led deal pipeline. While we expect momentum in the business over the next two quarters driven by new account openings and expansion of accounts opened earlier, near term growth will also be impacted by seasonality.

Insurance continues to perform strong with robust deal pipeline especially in RPA and BPM. Our focus is on automation, data management, analytics and BPM. In August 2018, Gartner published the magic quadrant for life insurance policy administrative system for North America and Infosys is positioned as a Leader, reconfirming our strong capabilities in this sector.

We are seeing increasing strength in the Retail segment primarily driven by our proactive pitches in digital areas and large deal constructs. Growth was led by CPG, transportation and logistics, consumer technologies and luxury and lifestyle sub-segments; while some sub-segments in retail continued to see structural shifts. There is increased focus on modernization, supply chain transformation and optimization. Deal pipeline in the vertical remained strong.

Communication segment has strong deal pipeline which is broad-based across geographies. We expect near term growth to remain strong due to recent deal wins, though Q3 will be impacted due to transition, lower working days and furloughs. We are seeing investments around adoption and deployment of 5G, leading to advances in consumer IoT. We are working with clients and industry forums to develop 5G use cases like network slicing that will reinforce the monetization of 5G networks.

Manufacturing vertical reported sustained momentum driven mainly by Europe and improvement in America. Automotive and industrial manufacturing in Europe and Aerospace in America performed well. The deal pipeline remains strong. We command a strong position in the automotive space in Europe and acquisition of Fluido, Brilliant Basics and WongDoody will further solidify our presence as we gradually integrate their expertise with our overall offerings.

Energy, utility, resources and services sector continue to grow strongly on the back of continued momentum in client accounts and ramp up of previous wins. Stable oil price is working as a tailwind for players across the value chain in the energy segment. In the utility space enhanced information system to drive personalized customer services, investment on smart grid, automation for safety and sustainability are the focused area. Outsourcing is a key theme in the resources sector to attain cost savings. Overall we are seeing healthy growth in our deal pipeline.

BPM is achieving industry leading organic growth and margins, with a strong deal pipeline both in traditional as well as digital and platform based offerings. We are seeing increased demand across major geographies from sectors like hi-tech, insurance, healthcare etc. McCamish continues to be a good growth opportunity for us.

Finally, digital adoption continues to expand across verticals and geographies and we are seeing tremendous growth in this area. We are seeing more and more discretionary spends being focused on digital technologies. We continue to invest to further enhance capabilities and customer relationships. Acquisition of Fluido will further enhance our footprints in digital in newer geographies. Our digital strategists bring capabilities across digital domain and take lead on all digital transformation engagements. The deal pipeline in digital space looks healthy with a good mix of large deals.

I will now pass onto Ranga to give some color on the financials.

M.D. Ranganath

We had a strong performance in Q2. Several key financial metrics and operational metrics saw multiyear high during the quarter. Revenue growth, deal wins, digital share, top client growth, cash generation and margins saw a good trajectory during the quarter. Salil and Pravin have already talked about the revenue metrics, client metrics and business outlook. Let me start with a few outcomes during the quarter.

First, on a first half year over half-year basis our revenues grew 6.9% in dollar terms and 7.1% in constant currency terms. In rupee terms, the H1 growth was 14.7% over the last year H1.

Second, our EPS in dollar terms grew sequentially in Q2 by 8.8% and YoY by 5.7%. After normalizing for Panaya charge that we took in Q1, sequential EPS growth in Q2 works out to 1.4%. In rupee terms, EPS growth in Q2 as compared to Q2 of last year was 16%.

Third, our operating margin for the quarter was steady at 23.7%, at the higher end of margin guidance of 22% to 24%. I will provide more color on this shortly.

Fourth, our return on equity (ROE) was healthy at 24.7% and increased from 21.2% in Q2 of last year, an increase of 3.5% over one year.

Fifth, our relentless focus on operational efficiency parameters continued this quarter. Utilization excluding trainees continued to be high at 85.6%. Onsite mix, which I have been talking about for last few quarters further moderated to 28.4%, which is one of the lowest we have seen in several years. Due to continued productivity improvement, stable utilization and increase in digital share, revenue per employee increased by 3.8% YoY to $54,663.

Sixth, free cash flow was at $360 mn and for the half year the free cash flow was $912 mn. In H1 of ’19, we had higher tax payments due to APA that was concluded earlier in the year and lower other income due to the share buyback of $2 bn, which we concluded in December 2017, as compared to H1 ’18.

Now let me come to revenues, price realization and margins. Revenues in Q2 2019 were $2,921 mn a sequential growth of 3.2% in dollar terms and 4.2% in constant currency terms. In rupee terms, revenue for the quarter was Rs.20,609 crores, this is a sequential growth of 7.7%. As compared to Q2 of last year, revenues grew 7.1% in dollar terms, 8.1% in constant currency terms and 17.3% in rupee terms.

Price realization in Q2 in constant currency terms was stable on YoY basis and improved by almost 1% in constant currency terms on QoQ basis. We do believe that YoY change in price is a better indicator. Blended volume growth in Q2 was 2.8% on a QoQ basis. In the first half year, our blended volume growth stood at 7.8% as against the constant currency revenue growth of 7.1%.

Our focus on optimizing onsite employee cost including sharper focus on productivity, onsite pyramid, localization and optimization measures led to a decrease in the onsite employee cost as a percentage of revenue to 37.4% in Q2 as compared to 37.9% previous quarter. This is one of the lowest we have seen in several years.

However, our subcontractor expenses as a percentage of revenue, increased to 7.4% of revenue in Q2 as compared to 6.8% in the last quarter and 6.2% in Q2 of last year, which is an increase of 1.2% YoY.

During Q2, we made further investments in expanding our localization initiatives and other areas that we had outlined at the beginning of the year. These investments will continue till the rest of the year as we had outlined in the beginning of the year.

Operating margin in Q2 was 23.7%, same as last quarter. During the quarter rupee depreciation net of cross currency provided a benefit of 80 basis points. Improvements in operating parameters including higher pricing and lower onsite mix, which I talked about and to some extent even lower visa costs helped the margin sequentially by another 70 basis points. This aggregate benefit of 150 basis points was offset by compensation increases and higher variable pay amounting to 100 basis points and certain interventions that we took to address the attrition. Further increase in subcontractor cost, onsite localization and investments impacted the margins by 50 basis points. So overall operating margin remains flat sequentially.

We ended the quarter with a total headcount of 217,739 employees, which is an increase of 3.7% from last quarter. Gross head count addition increased to 19,721. We had 11,887 employee quits during the quarter as compared to 11,911 quits last quarter. We continue to focus on measures to mitigate attrition.

Cash generated from operating activities in Q2 as per IFRS consolidated was $438 mn, which was after the $76 mn of taxes paid as per the APA entered with the United States IRS earlier in 2018. Capital expenditure for the quarter was $78 mn, which is approximately Rs.544 crores. Cash and cash equivalents including investments stood at $4,185 mn, which converts to approximately Rs.30,366 crores.

Debtor days outstanding for the quarter stood at 66 days due to superior working capital management.

Q2 continued to witness huge volatility in currency market and we managed to navigate the same effectively. Yield on cash for the quarter was 7.53% as compared to 7.20% last quarter. Hedge position as on September 30 was $1,966 mn.

The company today announced an interim dividend of Rs.7, approximately $0.10 per ADS, as compared to an interim dividend of Rs.6.5 per share – after a bonus share adjustment – announced same quarter last year. This is in line with the capital allocation policy as articulated earlier in the year.

We plan to make further investments as we outlined in the beginning of the year on employees front to address attrition in the coming months and towards residual salary increases for title holders and targeted increases for some part of our work force.

Coming to operating margin guidance for fiscal 2019, we are retaining our operating margins in the guidance range of 22% to 24%. Coming to revenue guidance in constant currency terms, we continue to retain 6% to 8%.

Lastly, I would like to thank each one of you in the investor community for the wholehearted support that I received over the last three years in my role as CFO of this iconic company. During the last three years, the company delivered a strong and resilient financial and operational performance on multiple fronts; free cash flow, return on equity, growth in digital, execution of capital allocation policy and significant improvements in productivity parameters like per capita revenue and utilization. Between fiscal 2015 and fiscal 2018 while the revenue increased by 26% in dollar terms, the free cash flow expanded by 40%, utilization touched high levels of over 85% and return on equity improved and we executed capital allocation policy with a share buyback of $2 bn. Unwavering focus of the entire management team made these outcomes possible.

I am happy that the company’s financial performance is strong and resilient as I pass the baton to my successor. Thank you very much for your support all these years and we will open the floor for questions.

Moderator

Thank you very much Sir. Ladies and gentlemen, we will now begin the question and answer session. We will wait for a moment while the question queue assembles. The first question is from the line of Moshe Katri from Wedbush Securities. Please go ahead.

Moshe Katri

I appreciate letting me ask a question and congratulations on a strong execution. Just going back to the commentary on margin trends, so obviously there are some investments that are going on. You mentioned subcontractor use and I think there is also a variable comp that went up. What makes us comfortable that we can sustain the margin range that we guided for? That’s number one. Then from a big picture perspective, is there any color in terms of what enterprise clients are saying regarding their comfort about IT spending, spending initiatives given the volatile political uncertainty out here?

M.D. Ranganath

First, we are comfortable with the margin guidance of 22% to 24%. Ifyou look at the first half of the year, we ended at 23.7% pretty much at the higher end of the guidance. As I said earlier for this quarter sequentially the margin was steady at 23.7%, in spite of the rupee depreciation because as I said some part of it went into the compensation hikes for the middle to senior levels and to a certain extent in higher subcontractor expenses. Coming to the subcontractor expenses, you have to see in the broader context of the talent supply chain for the US, especially for the digital areas where we need certain niche skills at a short notice due to the visa and other regime. In certain timelines, we have to go for a higher subcontractor to ensure that we are not leaving the business on the table. At the same time, we are also looking at how to moderate this in a meaningful manner. So, overall coming to the investments that you talked about, we had planned certain investments to leverage digital opportunities, localization at the beginning of the year, and we had also said that the trajectory of these investments are more towards the H2 than H1 because some of them are hiring related, some of them are investments that have a cycle time to realize. So in the H2, we expect a higher investment trajectory. So these are a combination of factors which are from the overall margin perspective, but we are quite comfortable with the margin guidance we have given and first half has been pretty much at the top end of the guidance.

Pravin Rao

To address your query on spends- If you look at our performance, this quarter we have seen broad based spends across verticals and geographies. We saw a 4.0% constant currency growth in Europe, North America grew by 3.8%. Spend has come back in North America after a few quarters. In Rest of the World, we grew at 6.8% on constant currency. Even when you look at it from a vertical perspective, we had good growth in Financial Services, Retail and CPG as well as Manufacturing. We had moderate growth in EURS and Hi-tech. We saw some softness in Communication and Life Sciences and Healthcare. But looking forward given the demand environment, the pipeline that we have, we feel fairly comfortable with almost all the verticals and geography wise as well the spend is there. Obviously we have to keep in mind the seasonality, Q3 is typically a soft quarter given the higher number of furloughs and lower working days. That is something we need to wait and watch out for. Barring Life Sciences and Healthcare where we see some softness, we expect a good momentum in the coming quarter across all other verticals both in Americas as well as in Europe.

Moderator

The next question is from the line of Yogesh Agarwal from HSBC. Please go ahead.

Yogesh Agarwal

I have couple of questions if I may, but before that, Ranga, all the best for your future endeavors, my best wishes.

Firstly, Pravin I wanted to ask on US banks. You mentioned that the next few quarters you will see ramp up of existing deals plus the new ones but there will be seasonality hit as well. But net of everything you still think this seasonality versus the previous year seasonality will still be better because of the new deals?

Mohit Joshi

The seasonality trend is the same as the previous year. You will see some furloughs, some end of year budget pressures. We have seen a very strong momentum in this quarter and we retain our main thesis. We are in a strong position in this sector. The performance numbers for this quarter speak for themselves. You will see headwinds in any quarter and tailwinds but overall it should be the same as the previous year and we remain medium to long-term very positive about the sector and about our own strength in the sector.

Yogesh Agarwal

And just generally I wanted to ask on digital pricing, most of the large clients will be governed by a big MSA whereas digital pricing has to be higher as you guys have mentioned in the past. So most of these deals are not coming in MSA and you price them separately and if not how do you price it higher than an average deal pricing?

Ravi Kumar

The digital services, if you have seen our strategy under Pentagon, it falls in those five pillars. A lot of spend in the market in terms of maturity is in cloud infra, strategic cloud applications, modernization, API micro services, which is the accelerate pillar of the Pentagon. So, that is where a lot of spend is. It is kind of attached to the legacy world but you are migrating from the legacy world to the new world as you migrate workloads into the cloud and as you take legacy cloud applications, into on premise application into the cloud. So we attach ourselves with the current master services agreement but we also have an opportunity to carve them out as new services and ask for a premium. But as these services progress in terms of more momentum into areas of experience, insights, innovate and assure the other four pillars, I would actually think you could carve them out separately and run it. But at this point of time we are continuing with existing rate cards and then using wherever we have an opportunity to change the master service agreements.

Moderator

The next question is from the line of Sandeep Shah from CGS CIMB. Please go ahead.

Sandeep Shah

Thanks for the opportunity and congrats on a good execution. Just looking at the order book, Salil can you give some color that the improvement is more because of internal factors led by the internal restructuring to pursue the large deals or is it more to do with the improvement in market and demand conditions? Second, do you believe looking at the pipeline now comfortably crossing one billion is a new normal going forward for you? And this quarter, what is the average tenure of the deals?

Salil Parekh

The way this was put together, clearly the market is in a good shape as we shared earlier. Our view is the demand environment is quite strong, across many of our large sectors, we see a good demand, across all the geographies we see a stable demand. So that is part of it and part of it is the way we are now intensely focusing on what our clients need and putting together a real execution element to what the large deals group creation was some time ago. So it is a combination of both of those things from what we see.

In terms of size of the large deals, I think these are lumpy as I am sure you see. It is difficult to have in that sense a defined target each quarter. We look for this over a rolling four, six, eight quarter basis. Having said that our demand pipeline today is quite strong and robust. So we feel quite comfortable that the demand environment also for large deals is strong. It is difficult to be specific about what will be the size of that each quarter. It will be up and down.

In terms of the tenure we do not disclose it in terms of the overall tenure. But I know some of the larger deals had a very short tenure, so we look forward to having this support outlook in terms of revenue in the coming quarters.

Sandeep Shah

Just to follow up for the second half, if I look into the implied guidance, at the lower end we are indicating a decline on a compounded QoQ basis for the next two quarters. This is despite a strong commentary for majority of industry segment as well as strong order book plus some inorganic acquisitions coming in. So why not upgrade just the lower end of the guidance?

Salil Parekh

Our view is the demand environment is strong. We have set our guidance at the start of the year. Our execution remains something we are happy with and in that regard we are comfortable where we are with respect to where we have landed in H1. We continue to see a good traction and that we will land in that sort of a range as we look at the full year. We have decided not to make any changes in terms of the band.

Moderator

The next question is from the line of Joseph Foresi from Cantor Fitzgerald. Please go ahead.

Joseph Foresi

My first question is; do you think you’ll expect to trade off margins for investments in the future? Do you think that is going to happen long-term and what is the guidance for the margin profile for the second half of the year?

M.D. Ranganath

As I was saying earlier, the first half of the year our margin has been at 23.7%, pretty much at the top end of the guidance. Though we had certain rupee benefits, we also had certain additional investments in compensation and also in some of the localization pieces. Of course, our trajectory for investments in the second half is likely to be higher than the first half as we had outlined in the beginning of the year. But overall we are comfortable with the margin band that we had given. At the same time, we are also looking at some of the subcontractor expenses moderation and some of the other items that we need to look at. Overall, I think we are comfortable and it has not moved to any lumpy cause or lumpy investments, it is pretty much on the lines that we had planned.

Joseph Foresi

How do you feel about the margin profile over the long-term? I mean, you have got digital growing at a nice pace for you, it seems like investments are necessary and you are looking at M&A. Do you think that if we walk forward past this year, will that 22% to 24% band be something that you are comfortable with or do you feel that you will be trading off investments for the margins over the long-term?

M.D. Ranganath

The way we are looking at, our margin plays on two twin axis. The first axis is digital itself. As we have been consistently saying, our digital price points are better and more importantly our digital gross margins are certainly higher than the core IT by a couple of percentage points. So, as the digital share increases, that is one play that we have on the margin. The second part is on the core IT services. The focus is really on the productivity improvements through automation, productivity as well as the onsite cost optimization by way of the onsite pyramid with a localization and the fresh hiring that we have started. These are some of the pieces that we continue to seek for. It is a twin play between the higher margin profile in digital that we have seen as well as the productivity led margin improvement in the core IT. So in the medium term, we are comfortable in the current range of 22% to 24%.

Joseph Foresi

My last question is can you frame for us your exposure to the European Banks and maybe your expectations with their performance in the second half of the year, how that fits into the overall financial services commentary?

Mohit Joshi

For this quarter we had a steady performance across the world. So whether it is in Europe or in the Asia Pacific region or the US, we saw a strong performance. Obviously, our performance in the US was the strongest. Having said that, we do have a large exposure to European banks and we feel very comfortable about our growth prospects there. There is some concern and volatility around what may happen with Brexit. But as of now we have a very strong competitive position among our banking clients in Europe and we feel very comfortable with the growth trajectory that we see there, which is in line with what we see across the world.

Moderator

The next question is from the line of Ashish Chopra from Motilal Oswal Securities. Please go ahead.

Ashish Chopra

Thanks for the opportunity. I just had one question around the margins. Ranga if you could help me. So a couple of areas which are offsetting the impact on currency you sounded it off multiple times being some of the interventions due to the high attrition, comp hikes etc., and also the strategic investments for the year. So wanted to get some more colour on the nature of continuity for these. Would you think that may be the interventions related costs would roll off by the end of the year or it may continue into the future into FY 20 as well in order to contain attrition? And even on the investments front while the trajectory would be skewed towards the second half, do you expect it to cool off and you will fairly be invested going into the next fiscal?

M.D. Ranganath

As we said earlier especially this quarter the 100 basis points on account of the compensation and the specific interventions I talked about. On the compensation part in Q1, 85% of the employees had got comp increases in Q1 and for majority of the balance 15%, we had certain increases commencing July, that is one point. The second one, these interventions that we had to make by way of higher promotions in certain cases as well as certain comp increases as well. So, while we continue to focus on how the attrition trajectory moves we do not expect this on an ongoing basis over multiple quarters, we do not expect that. Second, on the investments trajectory we have clearly outlined at the beginning of the year specifically, if you recollect, we had brought down the margin guidance band by 1%. That trajectory is something that we are investing in. In the first half we started to make those investments whether it is the localization or the sales as well as the digital investments. As I said earlier the trajectory will be sharper in the second half as compared to first half and at this point in time, beyond fiscal 2019, this investment piece at this juncture, we do not see beyond what we had anticipated at the beginning of the year.

Moderator

Thank you. The next question is from the line of Surendra Goyal from Citigroup. Please go ahead.

Surendra Goyal

Just had a couple of questions. Firstly, I am looking at gross margins YoY, 90 bps down despite 10% INR move realized rates and these despite cost currencies would definitely have been a tailwind, and as you said earlier and as well as on TV that digital has better gross margins and all the growth YoY seems to be coming from there. So can you please help us reconcile because the quantum still seems to be quite big and yet margins are down 90 bps YoY.

M.D. Ranganath

Let me see what the YoY reconciliation on the margins is. Two factors as you rightly pointed on the currency expansion between YoY. If you look at the cross currency on a YoY, I am talking about the operating margin, rupee impact was a positive of 2.2% and cross currency had another 0.1% positive, so the total was 2.3% overall positive impact. The comp review that we executed in Q1 which is kind of flowing through to Q2, had a 2.3% negative impact, so entirely negated. Additionally, we had a 10 basis point additional impact because of the higher variable pay, 95% in Q2 as compared to lower number in earlier year. So essentially that negated the entire rupee and cross currency impact, net-net. So, beyond that we had certain positive impact on the margins on account of higher utilization of 40 basis points, onsite mix 30 basis points, which entirely was negated by the higher subcon expenses that we have. So net-net you knock off the rupee and cross currency by higher comp review and variable pay. Any improvement in operational parameters was taken by additional subcon and certain other expenses. So the net decline was 0.5% so that is the broad reconciliation for operating margins.

Surendra Goyal

Is it possible to quantify the investments that you have been talking about, because while you keep on saying that margins are in line with the guidance, but when the guidance was provided the currency levels were very different. So I just wanted to understand if there is a way to quantify the investments?

M.D. Ranganath

Well, especially the sales investments you can see in our financials in the employee cost piece – that is clearly visible. Some of these investments are also in localization that we talked about, there are some of our CAPEX which will result into some additional depreciation, as well as some of the OPEX that we did. I would also like to say that some of the digital areas where we had certain hiring that we did, will also reflect in the employee cost. At this point in time even at the beginning of the year we have not really quantified this amount but what we can say is that the overall 1% reduction that we talked about at the beginning of the year fairly reflects the quantum. Roughly the trajectory in the second half would be sharper for those investments.

Surendra Goyal

So Ranga let me ask this question a little differently. The investments that you had planned for, have they gone up because the currency move is quite sharp and despite that you are maintaining the margin band. I am just trying to understand if the investments that you planned have actually gone up compared to where they were when you had guided for the full year?

M.D. Ranganath

No that is not the case. I would say that the total quantum that we have anticipated has not moved up but the trajectory and the pattern of those investments probably are more in the second half. That is way we see it. The trajectory is much more intense in the second half.

Surendra Goyal

Pravin in your opening remarks you said that Q3; and I’m talking about Communications here, that Q3 will be impacted by transition as one of the factors and looking at the press reports it does seem like the large deal has a lot of rebadging etc., and our understanding was that revenue should start coming in as soon as the transition goes through. So is it that the transition will take long enough that the revenues will start picking in only in Q4. Is that a correct understanding?

Pravin Rao

Yes, we have had 12 large deal wins when you look at the $2 bn breakup. In some of the wins you do have some element of rebadging, in many other cases you may not have much of rebadging. It is a combination of things. So our experience is whenever we win large deals, it takes a period of time before revenue starts kicking in post transition and so on. So we would expect while we have had $2 bn plus of TCV wins, some of it will start reflecting in our numbers only subsequently. That is what I meant when I said that there will be a transition impact as well. Apart from that you have the regular seasonality in Q3 of lower working days and furloughs.

Surendra Goyal

Sure, my question was specific to Communication but that does answer my question. Thank you.

Moderator

Thank you. The next question is from the line of Viju George from JP Morgan. Please go ahead.

Viju George

I just wanted to dig a little bit deep into the cost. I think there are a host of factors that you have cited, you have talked about subcontracting, about sales, there have also been higher compensations, promotions variable pay etc. What are the elements of cost that you feel may be not repeating as we go forward?

M.D. Ranganath

The investment cost we had pretty much outlined and we are seeing the same trajectory, nothing outside that trajectory. We had said that in the second half the trajectory would be intense. The 100 basis points that I talked about, a part of it was compensation for 15% of the employees which was really planned for in Q2. I think these two were there and the subcontractor expenses are going up. This is something which is clearly the demand and supply chain matching related, but that is something which we are looking at, to see how best to optimize that. So these are the two critical elements for Q2.

Viju George

Are there any elements that you think will not repeat, in the sense some of the payouts in order to reign in attrition, is that something that you expect has largely been done and therefore may not sustain because I am just trying to understand what is the element besides your investments that anyway you said will be skewed in H2 among the other variables would probably not repeat to the same extent. For instance, is it logical to assume that because Q3 will be a slower quarter variable pay may not be that high, likewise the subcontracting may not be that high. So maybe those costs should moderate logically speaking.

M.D. Ranganath

See, the subcontractor piece is as you know it is really the short-term measures we have to undertake primarily to meet certain specific onsite demand which otherwise through our employee base we are not able to fulfill. In the short-term it is difficult to predict that. But at the same time now it has touched 7.4% from 6.2% in Q2 last year. If you look at the head count addition that we saw this quarter, both onsite and offshore has been broadly in line with our plan. So one of the factors that will really play into the subcontractor is to what extent we could staff with our own employees. So at this point in time we are fine with the current levels and we will see how the next two quarters play out.

Viju George

And when you step back and look at the start of the year and look at how the cost picture has panned out except for the cost that you have incurred in connection with reigning in attrition and therefore the payouts you have incurred in this quarter; would you say that most of the other elements have been as per track, nothing has been unexpected?

M.D. Ranganath

Well I do not think so. If the question is, is there any unforeseen cause that we had to encounter, that is clearly not the case. The subcontractor piece I talked about and some of the interventions on the attrition that we talked about. Even for the second half the investments have been planned out. These are all pretty much that we see at this point in time. It is not that certain unforeseen cause that happened here and that really kind of brought down the positive impact of the rupee during the quarter. That is not the case.

Viju George

Mohit one question here on financial services, I think the same time last year, you had also indicated optimism basically premised then on possibility that interest rates will rise in the US and interest rates are rising right now and today you have got growth and it looks like you have got a far better order book this time than last year. So do you think that, therefore, there are more concrete data points to suggest that this may not be a false alarm and this momentum would sustain in a more certain manner.

Mohit Joshi

I agree. So Viju last time around last year at the end of Q2 we had a couple of other internal issues that you know about apart from client and industry specific issues. This time around based on the results that we see from the banks, based on the trajectory of the yield curve, not just in the US, but across the world, it certainly seems to be more sustainable. There are two broad spend areas. First is, we are continuing our traditional dominance of consolidation of the ‘run’ part of the business where clients are still looking to focus on reducing the cost-income ratio. So that continues to be a traditional area of strength. The other is on the digital piece. We are increasingly seeing a demand from clients asking us to come and bid for business to build new digital platforms in trade, in payments, in lending. That does seem to be a perspective. The banks are looking to expand after a long time, pretty much after the global financial crisis, banks are looking to expand. Having said that our view has been sort of more medium and long term. From a QoQ basis we will always see headwinds and tailwinds but in the long run we remain optimistic about the state of the business.

Viju George

Salil, as an industry there are lots of cost pressures in the system today, your H1B visas are the tough to come by, localization costs have moved up, the wage inflation in the US is hot, so the market for software services is red hot right now. So clearly as an industry, pricing will have to be passed onto clients. Subcontracting does not help. Do you think as an industry we are ready to sort of have that conversation with client saying that input costs are increasing and therefore it is time you start to have conversations on price increases? Is that happening at an industry level or the player specific level or is it purely driven by mix, still?

Salil Parekh

So if you look at our data pricing it is stable from previous quarter which already is a good sign. In general, there are elements around digital where there is an ability to demonstrate more value. If we can do that across the sector, then there is possibility of what you are describing. In other places, there is a huge benefit if you can apply more automation and artificial intelligence. That can give us some benefit of holding pricing while having some impacts on margins. As Ranga described earlier, there are other parameters which we can look at internally as we go through the rest of this year and into the next year which can help us to make sure that our margin profile remains stable or even sometimes find ways to get that expanding.

Moderator

Thank you. The next question is from the line of Ankur Rudra from CLSA. Please go ahead.

Ankur Rudra

Could add color to the substantially higher deal wins you’ve had this quarter? And if there was any change or departure from previous margin and asset intensity thresholds for the nature of the deals you signed this time?

Pravin Rao

As we said that we had 12 large deal wins, 7 in Americas, 4 in Europe and 1 in rest of the world. Big percentage of deals were in Financial Services, Manufacturing and a couple of them in Hi-tech, one is in Other, Retail etc. Overall we have not seen any significant change in the intensity or the competitiveness of this deal. In all these deals we have faced global competition before winning the deals. As we have done in the recent past, we continue to be aggressive on wining large deals and executing on our margin improvements, leveraging some of the investments we were making on tools, technologies, automation, AI and so on. If you look at last two quarters as well, on the pricing perspective, realization perspective, it has been fairly flat on YoY basis. So, to that extent I think our strategy of going aggressive and wining the deals and trying to execute on superior execution and meeting our margin requirements have stood out so far. Net-net, we do not see any dramatic or a significant change. In this space, it continues to be a competitive space, clients continue to look for cost take out so that they can repurpose the saving in other areas and that trend will continue.

Ankur Rudra

Also earlier in the call Pravin I think you commented that spending in Financial Services looks strong for the next few quarters. You seem to stop short of giving a more structural view on Financial Services spending. Is there something that limits your visibility right now to limit your comments just for the next two or three quarters given a very strong order book and a good momentum?

Mohit Joshi

Ankur this is Mohit here. So what Pravin is trying to say is that, we have obviously had a strong quarter. We have had good deal activities, we had strong volume momentum but with the caveat that Q3 is a seasonally weaker quarter. There are furloughs, there are some clients who have end of the year budget pressure so we just wanted to give that qualification. We remain very confident about the overall state of the sector and our competitive positioning. The qualification is, the fact that if you go back previous years, this is a seasonal kind of the business.

Ankur Rudra

So beyond the seasonality which would show up perhaps in Q3 maybe in Q4, there is nothing else structurally which makes you less comfortable about the demand environment beyond these two quarters, for full year.

Mohit Joshi

We remain very confident about the state of the industry in terms of spend and we remain very comfortable about our competitive positioning.

Ankur Rudra

Just one last question on the cost. It’s been discussed a lot but was the incremental subcontracting cost perhaps despite the off-shore shift, something that was a bit unexpected from what you thought would happen over the course of this year? Is there something on the supply side that worries you or probably causing greater than expected cost inflation?

M.D. Ranganath

As I was saying the subcontractor cost is pretty much onsite to meet the demand which otherwise we could not really staff from internal sources. It is a play on both the gross addition as well as the attrition. They both play a role and to this time I think in the onsite those requirements came because of these elements. That is why it is 7.4%. We have had some good gross additions, rather net additions onsite this quarter, which should play into the next quarter. We are closely monitoring that. But we expect the current level – no substantial reduction.

Moderator

Thank you. The next question is from the line of Bryan Bergin from Cowen. Please go ahead.

Bryan Bergin

Hi thank you. First can you tell us what the assumed contribution from inorganic growth is in the full year growth range?

M.D. Ranganath

Very negligible.

Bryan Bergin

Okay on the margin, can you give us a sense of the level of benefit of operating margin that you have seen from automation initiative that you have implemented thus far and then on the subcontract, should we be thinking about as you go through your transformation plan, a new structural range so to speak as far as the level of subcontractor expenses?

M.D. Ranganath

I think, you know we used to have subcon expenses close to 7% several quarters ago and it got moderated to early 5%. At the same time during the last 12 months or so, we have also seen certain visa regime changes in the United States that has put certain lead times for the visas. While we have accelerated the localization and local hiring, we still need to meet certain immediate project requirements especially in digital and niche areas. So that is the reason and we also had certain elevated level of attrition onsite. So a combination of these two factors has led to an incremental uptick in the subcontractor to 7.4%. Nevertheless, we have seen net addition improving during Q2 which will play into Q3, we are closely monitoring that. Having said that in the near one or two quarters, we do not see significant change from the current levels.

Moderator

Ladies and gentlemen that was the last question for today, I now hand the conference over to the management for their closing comments. Over to you Sir!

M.D. Ranganath

Thank you very much.

Moderator

Ladies and gentlemen on behalf of Infosys that concludes this conference call. Thank you for joining us and you may now disconnect your lines.